FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

October 1, 2015
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore, Accounting Branch Chief

Re:    Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-26068

Dear Mr. Gilmore:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated September 3, 2015 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “Form 10-K”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this Letter. Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Acacia Research Corporation” and each page is marked for the record with the identifying numbers and code “ACTG-001” through “ACTG-004.”
Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

ACTG-002
Confidential Treatment Requested by Acacia Research Corporation

General

1.
We note your response to prior comment 1. It does not appear that you have updated the investor presentation posted on your website to include the reconciliations of non-GAAP measures to GAAP measures in accordance with Regulation G. Please advise.

Company Response: We respectfully submit that we experienced a technical issue with our initial posting of the amended investor presentation. We hereby confirm that the amended investor presentation has been successfully posted on the website and the posting has been successfully tested internally. The presentation provides both the GAAP and the Non-GAAP measures for the particular periods presented. Please refer to page 17 of the investor presentation included on the website.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.
We note your response to prior comment 3. However, we note that during the first and second quarter earnings calls for fiscal year 2015, you indicated that the trial dates tend to be correlated with licensing revenue opportunities and referred to your website for the number of patent cases that have come into trial. We also note that you received a question asking about the number of trial dates during the second quarter earnings call. Please tell us your consideration of the need to disclose the trial dates and numbers in your discussion of trends or uncertainties which are reasonably likely to impact future results or financial position. See Section III.B.3 of SEC Release No. 33-8350 and Item 303(a)(3) of Regulation S-K.

Company Response: We respectfully note your reference to the conference call Q&A session and in an effort to clarify, we note that we did refer an investor to the website for the upcoming trial calendar, as opposed to the number of patent cases that have come to trial. We respectfully submit that we considered disclosure of the trial dates and numbers in our discussion of trends or uncertainties which are reasonably likely to impact future results or financial position. Consistent with our consideration of Section III.B.1 of SEC Release No. 33-8350, management determined that it would not be as useful to focus on or emphasize a direct correlation solely between the trial dates and applicable trial numbers and revenues expected to be recognized in a specific current or future reporting period. Rather, management elected to include a summary of the several factors that result in revenue fluctuations period to period, one of which is the impact of upcoming trial dates, as then currently scheduled, on the anticipated licensing negotiation process.
We also considered that emphasis on and disclosure of trial dates and trial numbers in our periodic filings, without proper context of additional factors, and if excessively focused on by readers, may potentially provide an incomplete picture, due to the following:

•
Trial dates are often moved or rescheduled due to a number of administrative reasons unrelated to the patent assets and other reasons that are out of our control. As such, providing dates and or numbers in SEC filed documents regarding future trials may become old or outdated shortly after filing such documents. Conversely, the information on the website is updated periodically as schedules change.

ACTG-003
Confidential Treatment Requested by Acacia Research Corporation

•	Trial dates are components of the negotiation process and are one of many factors that contribute to the existence of possible future revenue events.

As we disclose in our Risk Factors on page 14 of Form 10-K, it is difficult to predict the outcome of patent enforcement litigation at the trial level. It is often difficult for juries and trial judges to understand complex, patented technologies, and as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Such appeals are expensive and time consuming, resulting in increased costs and delayed revenue. Although we diligently pursue enforcement litigation, we cannot predict with significant reliability the decisions made by juries and trial courts. As a result, in consideration of this factor and others, we determined that an indirect correlation and emphasis on trial dates as one of many factors impacting periodic revenues was a more balanced approach.

•
Trial dates are patent portfolio specific and each patent portfolio trial relates to a specific technology, as applied to a specific defendant and can relate to wide and varying potential revenue levels. As a result, a very successful outcome for one upcoming trial can lead to a different revenue impact compared with a successful outcome on another trial. As such, we determined that an indirect correlation was a more reasonable approach.

Notwithstanding the above, we respectfully submit that we will consider providing future trial date information in our management’s discussion and analysis in future filings similar to the following:

“…As of the filing date of this report, our operating subsidiaries have in excess of X trials scheduled to occur in the next six months. Trial dates are components of the broader negotiation process and are one of many factors that contribute to the existence of possible future revenue events. Trial dates can be, and often are, rescheduled due to a number reasons unrelated to the patent assets, and for reasons that are out of our control. Further, it is difficult to predict the outcome of patent enforcement litigation at the trial level, and outcomes can be negative. It is often difficult for juries and trial judges to understand complex, patented technologies, and as a result, there is a higher rate of successful appeals in patent enforcement litigation than more standard business litigation. Such appeals are expensive and time consuming, resulting in increased costs and a potential for delayed or foregone revenue opportunities. Although we diligently pursue enforcement litigation, we cannot predict with significant reliability the decisions made by juries and trial courts. Please refer to Risk Factors for additional information regarding trials, patent litigation and related risks.”

ACTG-004
Confidential Treatment Requested by Acacia Research Corporation

3.	In your response to prior comment 4, you indicate that you used a discount rate of [***] to determine the fair value of cost synergies.

•	Qualitatively describe the cost synergies assumed for market participants.

•	Explain why the discount rate used to determine the fair value of cost synergies differs from the present value discount factor of [***] used in the discounted cash flow analysis.

•	Explain how the [***] was derived.

Company Response:

•
Qualitatively describe the cost synergies assumed for market participants. We respectfully submit that we considered that often in a control transaction, the buyer expects to remove redundant costs when combining operations with the target. These specific expense items can be reflected directly in the cash flows in the Discounted Counted Cash Flow method (“DCF”) as market participant assumptions. We considered the nature, timing, and magnitude of these adjustments.

The patent licensing and enforcement business is highly leverageable in that an increase in the number of patent portfolios under management would not require a ramp up in operating and general expenses by an acquirer. As a result, an acquirer would be able to eliminate redundant costs (i.e. personnel, MG&A) between the acquirer and target, while managing the increase in number of patent portfolios under management with the acquirer’s existing cost structure for the combined companies. For the purpose of our analysis, a relevant market participant was determined to be competitors that encompass a pool of strategic buyers and sellers in the patent enforcement and licensing industry. The cost synergies were estimated based on the cost savings which could be achieved if the Company was acquired by a competitor in the same operating business.

Specifically, a market participant’s existing cost structure would be able to efficiently absorb the patent portfolios acquired in a hypothetical transaction, without the need to maintain our existing employees or facilities or other general and administrative costs. These redundant costs could be eliminated.

The universe of cost synergies considered was 100% of management’s forecasted marketing, general and administrative (“MG&A”) expenses (approximately $22 million per year). MG&A expenses include employee compensation and related personnel costs, office and facilities costs, legal and accounting professional fees, public relations, marketing, stock administration, and other corporate costs. Historically, personnel costs typically account for approximately 70% of our annual MG&A. In the DCF valuation analysis, it was conservatively assumed that only 50% of the estimated costs synergies could be realized in Year 1, post-acquisition, and only 80% of the costs synergies each year in the forecast thereafter.

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ACTG-005
Confidential Treatment Requested by Acacia Research Corporation

•
Explain why the discount rate used to determine the fair value of cost synergies differs from the present value discount factor of [***] used in the discounted cash flow analysis. We considered that the risk associated with eliminating a cost is less (more controllable) than that with realizing future revenues. Further, as our operating business is highly scalable, there is an increased likelihood that cost synergies identified will be recognized. We also considered that a market participant as referred to above, in the relevant industry and business that we operate, would have a similar existing cost and operational structure that would have a high degree of scalability and leverage opportunities. As such, the forecasts associated with the cost synergies were determined to be much more certain than the revenue forecasts. As a result, a lower [***] was estimated in the cost synergy related discount rate calculation.

•
Explain how the [***] was derived. The WACC is an average cost of capital consisting of two parts - cost of debt and cost of equity. The cost of debt was estimated as the tax affected cost of borrowing for the Company. For our analysis, we have utilized the yield on Baa rated corporate bonds, as published by Moody’s credit rating agency, of [***] as of the valuation date. Tax affecting this cost yielded an estimated [***] cost to borrow.

Calculating the cost of equity was done by applying the [***]. The assumptions applied in the [***] included the following: a risk-free rate of [***], a market beta of [***], an equity risk premium of [***], a size premium of [***], and a company specific risk premium as discussed below. The risk-free rate was based on the yield of twenty year constant maturity U.S. Treasury bonds on the valuation date. The market beta was estimated from an analysis of comparable publicly-traded companies, relevered for an appropriate capital structure. The equity risk premium was based on the reported supply-side equity risk premium from Duff & Phelps 2015 Valuation Handbook - Guide to Cost of Capital. The size premium reflects the historical incremental return on small-cap stocks (9th decile) as published by Duff & Phelps in the 2015 Valuation Handbook - Guide to Cost of Capital. The company specific risk premium reflects some undiversifiable risk as well as some risk that the projected revenue targets will not be achieved, risks associated with changes in the legal environment and the availability of high quality patent portfolios. [***].

After the cost of debt and cost of equity were determined, the values were weighted based on the rounded median capital structure for the guideline publicly traded companies of [***] debt and [***] equity. This ratio was applied to the calculated cost of equity and debt to yield a rounded [***].

The [***] used to calculate the discount rate used to determine the fair value of the cost synergies [***] was [***]. The [***] used to calculate the discount factor in the discounted cash flow analysis [***]. [***].
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ACTG-006
Confidential Treatment Requested by Acacia Research Corporation

4.
We also note that you used a control premium amount of $42 million in your step one analysis as of June 30, 2015. Please explain the rationale for a control premium and explain why a control premium is warranted for the company? What is the underlying economics or benefits, if any, to warrant a premium above the fair value for the company?

Company Response:
We respectfully submit that the cost synergies estimated to be realized by a market participant (as described above), warranted the premium (control premium) above the market capitalization of the company on the measurement date. The cost synergies were estimated for the DCF period of 5 years and discounted at [***], as discussed above, to arrive at the $42 million estimated premium, reflecting an estimate of the benefit to be realized through control of the company.

5. We note that you used a [***] forecasted revenue realization rate in your discounted cash flow analysis.

•	Explain how the realization rate was determined. Is this a probability adjusted realization rate? If not, were other realization rate scenarios contemplated?

•	How does this assumption compare with the Company’s historical revenue realization rate for the last 3 years?

Company Response:

•	Explain how the realization rate was determined. Is this a probability adjusted realization rate? If not, were other realization rate scenarios contemplated?

We respectfully submit that we estimated the revenue realization rate based on revenues actually realized as a result of the execution of license and settlement agreements before trial, as a percentage of revenues that were forecasted to be realizable upon a successful outcome at trial. The estimated realizable amounts at trial were determined by reference to infringing product unit counts, reasonable royalty rates for applicable technology industry and other relevant litigation-related information available. The forecasted revenue realization rate was determined via reference to historical actual realizations for a sample of portfolios with relatively similar characteristics to those contemplated in the revenue forecast. Given the shift in the Company’s strategy to license and enforce higher quality patent portfolios, management considered historical realizations on a sample of portfolios that could be categorized as higher quality, consistent with the current shift in focus disclosed in our periodic reports.

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ACTG-007
Confidential Treatment Requested by Acacia Research Corporation

High quality patent portfolios are typically associated with higher numbers of varied defensible claims, higher revenue potential, originating from high-pedigreed patent owners and/or possessing a relatively large number of prospective licensees.

Based on the sampling, we noted realizations ranging from [***] to [***] when compared to the prevailing estimate of amounts that could be realized at trial, assuming a continued strong patent portfolio position (i.e. patents are valid, and infringed etc.). We also obtained qualitative information and guidance from key licensing personnel responsible for licensing fee negotiations with defendants to understand, [***]. In general, the sample results indicated that a reasonable estimate of the settlement amount prior to trial would range from [***] to [***] of the anticipated amount that could be realized at trial. To be conservative, we used a [***] realization rate in the discounted cash flow model, however, to test sensitivity, we considered the impact of using [***], which yielded an estimated fair value of [***] and no impairment at June 30, 2015, and [***], which yielded an estimated fair value of [***] and no impairment at June 30, 2015. In managements judgment a [***] rate was a conservative estimate to use, given that actuals have been well above [***] and given our current negotiating standards. The [***] rate used reflects the revenue expected to be realized relative to the estimated total opportunity, and is a conservative estimate of the probable outcome.

•	How does this assumption compare with the Company’s historical revenue realization rate for the last 3 years?

Historically, we have dealt with high quality patent portfolios, however, the current focus as disclosed in our periodic reports contemplates investing in and licensing even higher quality patent portfolios. As such, to support the reasonableness of the [***] realization rate used, we considered a sample of [***] patent portfolios that would be categorized as higher quality portfolios, consistent with the current operating focus. We looked at approximately [***] individual license and settlement agreements, representing [***] separate licensing and settlement negotiations and pricing decisions, across these [***] sample portfolios. Realization rates for patent portfolios not consistent with the current focus would not necessarily be representative due to the lower individual licensee fees per defendant, and other differing characteristics associated with such portfolios. Historical realization rates for individual license and settlement agreements for our higher quality patent portfolios sampled ranged from [***] to [***].

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